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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Yi Wan Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     98583W
                                 (CUSIP Number)

                          Brenda Lee Hamilton, Esquire
                         Hamilton, Lehrer & Dargan, P.A.
                           2 E. Camino Real, Suite 202
                            Boca Raton, Florida 33432
                                  (561)416-8956
                                  (561)416-2855
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 10, 2003
             (Date of Event Which Requires Filing of this Statement)

         CUSIP No. 98583W

1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         YANG HUIJUAN

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      NOT APPLICABLE.
         (b)      NOT APPLICABLE.

3.       SEC Use Only..........................................................

4.       Source of Funds (See Instructions) - PF - THE 763,750 SHARES WERE
         PURCHASED BY WISE ASCENT INVESTMENTS LIMITED THROUGH ITS SOLE OFFICER,
         DIRECTOR AND SHAREHOLDER, CHENG WAN MING, WHO IS ALSO THE PRESIDENT,
         CHAIRMAN OF THE BOARD OF DIRECTORS AND CONTROLLING SHAREHOLDER OF THE
         ISSUER, YI WAN GROUP, INC. THE SOURCE OF THE FUNDS USED TO PURCHASE
         THE SHARES WERE THE PERSONAL FUNDS OF WISE ASCENT INVESTMENTS LIMITED
         WHICH WERE CONTRIBUTED BY CHENG WAN MING.

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
         NOT APPLICABLE.

6.       Citizenship or Place of Organization - P.R. CHINA

                     Number of Shares Beneficially Owned by
                   Each Reporting Person With...(7 through 10)

7.       Sole Voting Power - 0 (1)

8.       Shared Voting Power - 0

9.       Sole Dispositive Power - 0 (1)

10.      Shared Dispositive Power - 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person - 0 (1)

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)
         NOT APPLICABLE

13.      Percent of Class Represented by Amount in Row (11) - 0%

14.      Type of Reporting Person (See Instructions) - IN

--------------
(1)      ON JULY 10, 2003, YANG HUIJUAN SOLD 763,750 SHARES OF THE ISSUER, YI
         WAN GROUP, INC.'S COMMON STOCK TO WISE ASCENT INVESTMENTS LIMITED, A
         BRITISH VIRGIN ISLANDS CORPORATION, FOR $2 PER SHARE OR AN AGGREGATE OF
         $1,527,500.  YANG HUIJUAN IS A DIRECTOR OF YI WAN GROUP, INC., THE
         ISSUER. CHENG WAN MING, THE PRESIDENT, CHAIRMAN OF THE BOARD OF
         DIRECTORS AND CONTROLLING SHAREHOLDER OF THE ISSUER, YI WAN GROUP,
         INC., IS ALSO THE SOLE OFFICER, DIRECTOR AND SHAREHOLDER OF WISE ASCENT
         INVESTMENTS LIMITED, THE PURCHASER.

Item 1.  Security and Issuer
COMMON STOCK
YI WAN GROUP, INC.
NO. 189 MIDDLE MIN ZHU ROAD
JIAOZUO, HENAN, P.R. CHINA

Item 2.  Identity and Background
(a)      Name: YANG HUIJUAN
(b)      Business Address: NO. 189 MIDDLE MIN ZHU ROAD, JIAOZUO, HENAN,
         P.R. CHINA.
(c)      MS. HUIJUAN IS A DIRECTOR OF ISSUER.
(d)      MS. HUIJUAN HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING IN THE LAST
         FIVE YEARS.
(e)      MS. HUIJUAN HAS NOT BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL
         OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION IN THE LAST FIVE YEARS.
(f)      Citizenship: THE PEOPLE'S REPUBLIC OF CHINA.

Item 3.  Source and Amount of Funds or Other Consideration - PERSONAL FUNDS OF
         CHENG WAN MING, THE SOLE OFFICER, DIRECTOR AND SHAREHOLDER OF WISE
         ASCENT INVESTMENTS LIMITED, WERE USED TO PURCHASE THE SHARES.

Item 4.  Purpose of Transaction - DISPOSITION OF SHARES BY YANG HUIJUAN AND
         ACQUISITION BY CHENG WAN MING THROUGH WISE ASCENT INVESTMENTS LIMITED.

Item 5.  Interest in Securities of the Issuer -
(a)      THE AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK BENEFICIALLY OWNED
         BY MS. HUIJUAN IS 0 SHARES AND 0% RESPECTIVELY.
(b)      NOT APPLICABLE.
(c)      THERE ARE NO TRANSACTIONS REGARDING COMMON STOCK THAT WERE EFFECTED
         DURING THE LAST SIXTY DAYS BY MS. HUIJUAN OTHER THAN THE SALE TO WISE
         ASCENT INVESTMENTS LIMITED.
(d)      NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO
         DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF,
         THE SECURITIES.
(e)      ON JULY 10, 2003, MS. HUIJUAN CEASED TO BE THE BENEFICIAL OWNER OF MORE
         THAN FIVE PERCENT OF COMMON STOCK.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - NOT APPLICABLE.

Item 7.  Material to be Filed as Exhibits - NOT APPLICABLE.

                                    Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - July 22, 2003

Signature - /s/Yang Huijuan

Name/Title - Yang Huijuan/Director of Issuer